FILED  PURSUANT  TO RULE  424(B)(3);
                                            FILE    NO.    333-64029;    STICKER
                                            SUPPLEMENT TO SUPPLEMENT NO. 3 DATED
                                            JANUARY 28, 1999 AND  SUPPLEMENT NO.
                                            4   DATED    FEBRUARY    16,   1999;
                                            SUPPLEMENT  NO. 4 DATED FEBRUARY 16,
                                            1999  TO  BE  USED  WITH  PROSPECTUS
                                            DATED    OCTOBER    16,   1998   AND
                                            SUPPLEMENT  NO. 3 DATED  JANUARY 28,
                                            1999


                      SUMMARY OF SUPPLEMENTS TO PROSPECTUS
                (SEE THE SUPPLEMENTS FOR ADDITIONAL INFORMATION):

     Supplement No. 3 dated January 28, 1999 (incorporating Supplements No. 1 and No. 2):

     (1) Reports on the acquisition by the Company of four additional apartment complexes.

     (2) Contains unaudited financial statements of the Company for the nine months ended September 30, 1998 and the related management's discussion and analysis of financial condition and results of operations, and certain other updated information concerning the Company.

     Supplement No. 4 dated February 16, 1999:

     (1)  Provides   certain   updated   information   concerning  the  possible
          acquisition of the Company by Cornerstone Realty Income Trust, Inc.

     (2) Reports on the acquisition by the Company of one additional apartment complex.

     Apple Residential Management Group, Inc. and its affiliates and Cornerstone Realty Income Trust, Inc. have received and are expected to continue to receive fees and expense reimbursements in connection with the Company's acquisitions and the management of the properties and the Company. In connection with the five property acquisitions described in the Supplements, Apple Residential Management Group, Inc. and Cornerstone Realty Income Trust, Inc. received or will receive property acquisition fees totaling $881,340.

                                            FILED  PURSUANT  TO RULE  424(B)(3);
                                            FILE NO. 333-64029; SUPPLEMENT NO. 4
                                            DATED  FEBRUARY  16, 1999 TO BE USED
                                            WITH  PROSPECTUS  DATED  OCTOBER 16,
                                            1998  AND  SUPPLEMENT  NO.  3  DATED
                                            JANUARY 28, 1999


                    SUPPLEMENT NO. 4 DATED FEBRUARY 16, 1999
                      TO PROSPECTUS DATED OCTOBER 16, 1998
                      APPLE RESIDENTIAL INCOME TRUST, INC.

     The following information supplements the Prospectus of Apple Residential Income Trust, Inc. dated October 16, 1998 (the "Prospectus"), as previously supplemented by Supplement No. 3 dated January 28, 1999. Prospective investors should carefully review the Prospectus, Supplement No. 3 (which incorporated and replaced Supplements No. 1 and No. 2), and this Supplement No. 4. Capitalized terms that are used but not defined in this Supplement have the meanings given to them in the Prospectus.


             POSSIBLE MERGER OF APPLE RESIDENTIAL INCOME TRUST, INC.
                    AND CORNERSTONE REALTY INCOME TRUST, INC.

     As stated in the Prospectus, beginning in 1997, Cornerstone Realty Income Trust, Inc. ("Cornerstone") has from time to time evaluated the desirability of seeking to acquire the Company. See the discussion under the heading "Summary of the Offering -- Developments Involving Cornerstone Realty Income Trust, Inc. -- Possible Acquisition of the Company by Cornerstone," on page 2 of the Prospectus and under "Investment Objectives and Policies -- Sale and Refinancing Policies," on pages 31 and 32 of the Prospectus. AS STATED IN THE PROSPECTUS, PROSPECTIVE INVESTORS IN THE COMPANY SHOULD TAKE INTO ACCOUNT THE POSSIBILITY OF CORNERSTONE ACQUIRING THE COMPANY (OR ITS ASSETS) IN MAKING AN INVESTMENT DECISION RELATIVE TO THE COMPANY.

     The Company and Cornerstone have each appointed a special committee of their Board of Directors (consisting solely of directors independent of management of the two companies) to consider a potential transaction. The respective special committees have each hired financial advisors to evaluate a potential merger between the two companies, and those advisors have had discussions concerning the terms of a possible merger transaction. These actions may lead to a merger of the Company and Cornerstone. However, as of the date of this Supplement, there is no assurance that a merger (or a similar transaction by which Cornerstone would acquire the Company) will be agreed upon by the Company and Cornerstone. Furthermore, as of the date of this Supplement, there can be no assurance regarding the nature or value of the securities Company Shareholders would receive upon a merger of the Company and Cornerstone, if it occurs.

     Cornerstone, like the Company, is a real estate investment trust. Glade M. Knight, who is the Chairman, Chief Executive Officer and a director of the Company, is also the Chairman, Chief Executive Officer and a director of Cornerstone. Cornerstone has operated as a real estate investment trust since 1993. It owns 58 apartment complexes comprising 13,462 apartment units in Virginia, North Carolina, South Carolina and Georgia. The common shares of Cornerstone are listed on the New York Stock Exchange under the symbol "TCR." In the WALL STREET JOURNAL, information on trading of the Cornerstone common shares is found under the entry "CrnrstnRlty."


                         ADDITIONAL PROPERTY ACQUISITION

     On February 1, 1999, the Company purchased the Grayson Square Apartments in Grapevine, outside of Dallas, Texas. Additional information on this property is provided below.


                            GRAYSON SQUARE APARTMENTS
                                GRAPEVINE, TEXAS

     On February 1, 1999, Apple REIT VII Limited Partnership (together with its parent companies, Apple Residential Income Trust, Inc., Apple General, Inc. and Apple Limited, Inc., the "Company") purchased the Grayson Square Apartments located at 2300 Grayson Drive, Grapevine, Texas (the "Property").

     The Property comprises 200 apartment units. The purchase price for the Property was $9,350,000. The seller was Grapevine I Partners, Ltd., a Texas limited partnership, which is not affiliated with the Company, Apple Residential Management Group, Inc. (the "Advisor") or their affiliates. The purchase price was paid through a combination of (i) approximately $2,357,215 in cash using proceeds from the sale of the Common Shares of the Company, and (ii) approximately $6,992,785 by assumption of a mortgage loan. Title to the Property was conveyed to the Company by special warranty deed.

     The Property was acquired with the assumption of a mortgage loan in the original principal amount of $7,350,000 held by Fannie Mae. On February 1, 1999, the outstanding balance of the mortgage loan was $6,992,785. The interest on the mortgage loan currently is 6.505% per annum; amortization is based on a 28-year amortization term; and prepayments are permitted after May 1, 2001 with a 2% prepayment penalty, after May 1, 2002 with a 1% prepayment penalty, and after May 1, 2003 with no prepayment penalty. The maturity date of the mortgage loan is April 1, 2005, and the balance due at maturity, assuming no payment has been made on principal in advance of its due date, is $6,200,873. The current required monthly payment of principal and interest is $46,634.00.

     In connection with the original financing of the Property, the previous owner of the Property agreed to certain restrictions on the use of the Property set forth in a special warranty deed and deed restrictions. In connection with the purchase of the Property and the assumption of the mortgage loan, the Company entered into an assumption of the special warranty deed and deed restrictions. Among the restrictions agreed to by the Company is that at least 20% of the apartment units must be occupied by persons who, at the time of initial occupancy of the apartment units, are "lower income tenants." The term lower income tenants is defined, generally, as one or more persons who occupy an apartment unit whose aggregate anticipated income does not exceed 80% of the median income for the area where the Property is located.

     LOCATION. The Property is located on Grayson Drive near Highways 121 and 114 in Grapevine, Texas. The Property is within Tarrant County, near Dallas. The Property is located within the greater Dallas/Fort Worth metropolitan statistical area, or as it is called locally, "The Metroplex."

     The following information is based in part upon information provided by the Dallas Chamber of Commerce. The Dallas/Fort Worth Metroplex is in the north-central part of Texas and is composed of nine counties. The 1996 population of The Metroplex was approximately 4,400,000. The Dallas metropolitan area is the second largest in the state, behind Houston.

     The economy of the Dallas/Fort Worth area is complex and diversified. Key economic factors include a large manufacturing base (including as products military hardware, electronics, automobiles, industrial equipment, oil-field parts, food products and chemicals), banking, insurance services, communications, oil and gas production and air transportation. Major employers in the area include Texas Instruments, Southwestern Bell, General Motors, J.C. Penney, NationsBank and Vought Aircraft Company.

     The Metroplex is also an established transportation center for the nation. The Dallas/Fort Worth International Airport occupies approximately 17,600 acres of land between the two cities. It is the second largest commercial airport in the United States in terms of land area, and is the second busiest airport in the world, with more than 2,500 daily arrivals and departures.

     The area also has a well-established system of interstate highways and supporting secondary routes. The Metroplex is located at the hub of Interstates 35, 45, 20 and 30. Two outer loops, Interstate 635 in Dallas and Interstate 820 in Fort Worth surround the respective cities.

     The many institutions of higher learning in the area include Southern Methodist University, the University of Texas at Dallas, the University of Texas at Arlington, the University of North Texas, and Texas Christian University.

     The Property is in a neighborhood consisting of other multi-family and single-family housing, and commercial and retail development. The Property is located near restaurants, businesses, schools and churches, and is readily accessible from Highways 121, 114 and 360. The Property is an approximately 25-minute drive from Dallas, an approximately 15-minute drive from Fort Worth and an approximately 10-minute drive from the Dallas/Fort Worth International Airport.

     DESCRIPTION OF THE PROPERTY. The Property consists of 200 garden-style apartment units in 20 two-story buildings on approximately 10.8 acres of land. The Property was constructed in 1985. There are four apartment unit types. The unit mix and rents being charged new tenants as of February 1999 are as follows:


                                                  APPROXIMATE
                                                   INTERIOR
                                                    SQUARE       MONTHLY
 QUANTITY                   TYPE                    FOOTAGE      RENTAL
----------   ---------------------------------   ------------   --------
    30       One bedroom, one bathroom                 600       $ 540
    60       One bedroom, one bathroom                 750         640
    60       One bedroom, one bathroom w/den           900         740
    50       Two bedrooms, two bathrooms             1,018         875


     The apartments provide a total of approximately 168,000 square feet of net rentable area.

     The Company believes that the Property has generally been well maintained and is in good condition. However, the Company has budgeted approximately $200,000 for repairs and improvements to the Property, to include clubhouse renovations, exterior painting, replacement of gutters and downspouts, and interior upgrades.

     The following information is provided by the seller. Physical occupancy at the Property averaged approximately 96% in 1994, 96% in 1995, 96% in 1996, 95% in 1997, and 92% in 1998. Leases at the Property are generally for terms of one year or less. Average rental rates for the past five years have generally increased. As an example, a one-bedroom, one-bathroom apartment unit with den (900 square feet) rented for $615 in 1994, $660 in 1995, $670 in 1996, $690 in
1997, and $705 in 1998. The average effective annual rental per square foot at the Property for 1994 through 1998 was $8.43, $9.05, $9.19, $9.46, and $9.67, respectively.

     The Property has an outdoor swimming pool, a Jacuzzi, a playground and a fitness center. There is also a clubhouse with a leasing office and ample paved parking for the tenants.

     The buildings are wood frame construction with exteriors consisting of a combination of brick veneer and painted wood siding. The buildings are on concrete slab foundations and roofs are pitched and covered with asphalt shingles on plywood sheathing.

     Each apartment unit has wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and bath. Each apartment unit has a cable television hook-up and an individually controlled heating and air-conditioning unit. Each kitchen has a refrigerator/freezer, electric range and oven, dishwasher and garbage disposal. All of the units, other than the smallest one-bedroom units, have full-sized washer/dryer connections. Each upstairs unit has vaulted ceilings and each downstairs unit has nine-foot ceilings. Selected apartment units have a wood-burning fireplace and built-in bookcases. Each apartment unit has walk-in closets, private outside storage, a covered balcony or patio, and ceiling fans. The owner of the Property pays for cold water, sewer service, trash removal, gas for hot water and basic cable television service. The residents pay for their electricity usage, which includes cooking, lighting, heating and air-conditioning.

     There are at least four apartment properties that compete with the Property. All offer similar amenities and generally have rents that are comparable to those of the Property. Based on a recent telephone survey, the Advisor estimates that occupancy in nearby competing properties averaged approximately 89% on February 1, 1999.

     As of February 10, 1999, the Property was approximately 88% occupied. The tenants are a mix of white-collar workers, students and retired persons.

     The  following  table sets forth 1998 real  estate tax  information  on the
Property:


                                 ASSESSED
        JURISDICTION               VALUE            RATE               TAX
---------------------------   --------------   --------------   ----------------
Tarrant County ............    $ 7,000,000      $   0.60532      $   42,372.12
City of Grapevine .........      7,000,000          1.92279         134,595.30
                                                                 -------------
  Total ...................                                      $  176,967.42


     The basis of the depreciable residential real property portion of the Property (currently estimated at about $8,778,065) will be depreciated over 27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Internal Revenue Code of 1986, as amended (the "Code"). Amounts to be spent by the Company on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.

     The Advisor and the Company believe that the Property is and will continue to be adequately covered by property and liability insurance.

     ACQUISITION AND MANAGEMENT SERVICES AND FEES. In consideration of services rendered to the Company in connection with the selection and acquisition of the Property, Cornerstone Realty Income Trust, Inc. became entitled to a property acquisition fee equal to 2% of the purchase price of the Property, or $187,000. At closing, $47,144 of the fee was paid. The balance will be paid if and when the debt encumbering the Property is repaid. Cornerstone Realty Income Trust, Inc. will also serve as property manager for the Property and for its services will be paid by the Company a monthly management fee equal to 5% of the gross revenues of the Property plus reimbursement of certain expenses.